

April 30, 2024

Sunil Mathew
Senior Vice President and Chief Financial Officer
Occidental Petroleum Corporation
5 Greenway Plaza, Suite 110
Houston, Texas 77046

> **Re: Occidental Petroleum Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **File No. 001-09210**

Dear Sunil Mathew:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023

Financial Statements and Supplementary Data
Note 16 - Geographic Areas and Industry Segments, page 112

1. We note from your disclosure on page 3 that the midstream and marketing segment includes your low-carbon ventures businesses ("OLCV") and that these businesses seek not only to leverage carbon management in your operations but also to "strategically partner with other industries to help reduce their emissions." We further note disclosure on page 44 that OLCV provides services to third parties to facilitate the implementation of their CCUS projects and that "OLCV is fostering emerging technologies, including DAC and low-carbon power sources, and other business models with the potential to position Occidental as a leader in the production of low-carbon energy and products." Please explain in sufficient detail how you evaluated whether OLCV is considered a separate operating segment under the guidance of FASB ASC 280-10-50. As part of your response, please address the following:

   - If you do not consider OLCV to be a separate operating segment, provide an analysis to support your position in accordance with FASB ASC paragraphs 280-10-50-1 through 50-9.

- If you do consider OLCV to be a separate operating segment that you aggregate for reporting purposes into the midstream and marketing segment, provide an analysis to support your position that OLCV meets the aggregation criteria in FASB ASC paragraph 280-10-50-11.

Supplemental Oil and Gas Information
Oil and Gas Reserves, page 114

2. Tell us the quantity of reported reserves that are attributable to investments that are accounted for by the equity method and where they are reflected in your supplemental oil and gas reserve disclosure. Additionally, explain to us how your presentation takes into consideration the guidance in FASB ASC paragraph 932-235-50-8(c).

Results of Operations, page 121

3. Footnote (b) to your presentation of results of operations indicates, in part, that revenues include income from equity investments. Explain to us how this presentation takes into consideration the guidance of FASB ASC paragraph 932-235-50-28.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jennifer O'Brien at 202-551-3721 or Shannon Buskirk at 202-551-3717 if you have questions regarding comments on the financial statements and related matters. You may contact Sandra Wall at 202-551-4727 or Brad Skinner at 202-551-3489 with questions about engineering comments.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation